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Exhibit (a)(2)

NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355

January 23, 2014

Dear NuPathe Stockholder:

        We are pleased to inform you that, as we have previously announced, NuPathe Inc. ("NuPathe") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Teva Pharmaceuticals Industries Ltd. ("Teva") and Train Merger Sub, Inc., an indirect, wholly owned subsidiary of Teva ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer for all of the outstanding shares of NuPathe at a $3.65 net to seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per share in contingent cash consideration payments (as further described in the Form of Contingent Cash Consideration Agreement attached to the Merger Agreement) upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase.

        Accompanying this letter is (i) a copy of NuPathe's Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser's Offer to Purchase, dated January 23, 2014, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 20, 2014.

        If successful, the tender offer will be followed by the merger of Purchaser into NuPathe, unless Teva elects in accordance with the Merger Agreement to change the form of the merger to provide that NuPathe will merge into Purchaser. In this merger, all shares of common stock, other than those owned by NuPathe, Teva or Purchaser and any shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $3.65 net to seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per share in contingent cash consideration payments.

        The Board of Directors of NuPathe has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable and in the best interests of NuPathe's stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS OF NUPATHE UNANIMOUSLY RECOMMENDS THAT NUPATHE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

        In arriving at its recommendations, NuPathe's Board of Directors gave careful consideration to a number of factors, as described in the enclosed Schedule 14D-9 that NuPathe has filed with the Securities and Exchange Commission.

        The management and directors of NuPathe thank you for the support you have given NuPathe and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours, Armando Anido Chief Executive Officer

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  Exhibit (a)(2)